5001 Baum Blvd, Suite 770

Pittsburgh, Pennsylvania 15213

June 8, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: Maryse Mills-Apenteng

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation (the “Company”)

Fourth Revised Preliminary Proxy Statement on Schedule 14A

Filed June 8, 2012

File No. 001-33935

Dear Maryse Mills-Apenteng:

Filed herewith is the above-referenced revised preliminary proxy statement, which has been prepared pursuant to your oral comment of June 6, 2012, and your telephone conversation with the Company’s securities counsel, Branden T. Burningham, on today’s date. This revised preliminary proxy statement contains one change, which is indicated on page 26.

If you have any further comments or would like to discuss the response outlined above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer